Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders (each a “Shareholder”) of Solaris Resources Inc. (“Solaris” or the “Company”) will be held at Suite 555 – 999 Canada Place, Vancouver, BC, Canada V6C 3E1 on June 24, 2024, at 10:00 am (Vancouver time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2023, and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint KPMG LLP, Chartered Professional Accountants, as auditors of the Company until the next annual general meeting and to authorise the board of directors to set their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Accompanying this Notice of Meeting is a management information circular (the “Circular”), which provides additional information relating to the business to be conducted at the Meeting, a form of proxy (the “Proxy”) or voting instruction form (the “VIF”), and a form whereby Shareholders may request that the Company’s annual and/or interim financial statements and corresponding management’s discussion and analysis be mailed to them.

The board of directors of the Company has fixed a record date as of the close of business on May 6, 2024, for purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Notice and Access

The Company is using the notice-and-access procedures (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Circular, Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered Shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Circular to those registered Shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials.

The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials Online

The Meeting materials can be viewed online under the Company’s profile at www.sedarplus.ca or at https://www.solarisresources.com/investors/agm/.

Requesting Printed Meeting Materials

Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company by telephone toll-free at 1-888-442-2224 or by email at info@solarisresources.com.

Proxies are being solicited by management of the Company. Registered Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof.

If you are a non-registered Shareholder and receive a VIF from the Transfer Agent, please complete and return the VIF in accordance with the instructions provided by the Transfer Agent. If you do not complete and return the VIF in accordance with such instructions, you may lose your right to vote at the Meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated as of May 9, 2024

BY ORDER OF THE BOARD OF DIRECTORS

“Daniel Earle”
DANIEL EARLE
President and Chief Executive Officer

The enclosed materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agents have sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your Common Shares on your behalf.

INFORMATION CIRCULAR

(information as at May 9, 2024 except as otherwise indicated)

PERSONS MAKING THE SOLICITATION

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Solaris Resources Inc. (“Solaris” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of the holders (each a “Shareholder”) of common shares (each a “Common Share”) of the Company to be held on June 24, 2024 at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”).

While it is expected that the solicitation of proxies will be made primarily by mail, proxies may also be solicited personally, by telephone or other means of communication by the directors, officers, employees and agents of the Company. All costs of this solicitation will be borne by the Company. Unless otherwise indicated, all dollar amounts in this Circular are in United States dollars.

The securities related information in this Circular takes into account the share consolidation of the Company completed on May 1, 2020, and is reflected on a post-consolidation basis.

NOTICE AND ACCESS

The Company is using notice-and-access procedures (“Notice and Access”) to deliver its 2024 Meeting materials to its Shareholders. The Notice and Access procedures are a mechanism which allows reporting issuers to choose to deliver proxy-related materials to registered shareholders and non-registered shareholders by posting such materials on a non-SEDAR+ website rather than delivering such materials by mail.

The Meeting materials have been posted in full on the Company’s website at https://www.solarisresources.com/investors/agm/ and under the Company’s SEDAR+ profile at www.sedarplus.ca.

The Company has determined that those registered and beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting materials together with the Notice of Meeting and form of proxy or voting instruction form.

Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company by telephone at 1-888-442-2224 or by email at info@solarisresources.com. In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to received proxies, it is suggested that a Shareholder ensure their request is received no later than June 2, 2024.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company or both. A Shareholder wishing to appoint some other person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting, or any adjournment or postponement thereof, has the right to do so, either by inserting such person’s name in the blank space provided in the proxy and striking out the two printed names, or by completing another valid proxy. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof.

NON-REGISTERED HOLDERS

Only registered Shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders (or duly appointed proxyholders) may complete a Proxy or vote at the Meeting in person. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

This Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Company is taking advantage of those provisions of NI 54-101 that permit the Company to deliver proxy-related materials to the Company’s NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”) together with the Notice and Access Notice and related documents through their respective broker or other intermediary. These VIFs are to be completed and returned in line with the instructions provided by each NOBO’s respective broker or other intermediary. NOBOs should carefully follow the instructions provided, including those regarding when and where to return the completed VIFs.

Should a NOBO wish to attend and vote at the Meeting in person, the NOBO must insert the NOBO’s name (or such other person as the NOBO wishes to attend and vote on the NOBO’s behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in line with the instructions provided by their broker or other intermediary. If a NOBO or a nominee of the NOBO is appointed as a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

NOBOs that wish to change their vote must contact their broker or other intermediary who provided the instructions to arrange to change their vote in sufficient time in advance of the Meeting.

The Company does not intend to pay for intermediaries to deliver the Meeting materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their intermediary assumes the costs of delivery.

Should an OBO wish to vote at the Meeting in person, the OBO must insert the OBO’s name (or such other person as the OBO wishes to attend and vote on the OBO’s behalf) in the blank space provided for that purpose on the request for a VIF and return the completed request for a VIF form to the intermediary or its service provider or the OBO must submit, to their intermediary, any other document in writing that requests that the OBO or a nominee of the OBO be appointed as proxyholder. If the OBO or a nominee of the OBO is appointed a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

Only Registered Shareholders have the right to revoke a Proxy. NOBOs and OBOs who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke their Proxy in accordance with the revocation procedures set out below.

All references to Shareholders in this Circular, the accompanying Proxy and Notice of Meeting of Shareholders are to Registered Shareholders unless specifically stated otherwise.

REVOCABILITY OF PROXIES

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 555, 999 Canada Place, Vancouver, BC V6C 3E1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or to the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Common Shares represented by a properly executed Proxy in favour of persons designated as proxyholders in the enclosed Proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the Proxy, be voted in accordance with the specification made in such Proxy.

If, however, direction is not made in respect of any matter, the Proxy will be voted as recommended by management of the Company.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, the persons designated by management as proxyholders in the enclosed Proxy will have the discretion to vote in accordance with their judgment on such matters or business. At the time of the printing of this Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The directors of the Company have set May 6, 2024, as the record date (the “Record Date”) for determining which Shareholders shall be entitled to receive a notice of and to vote at the Meeting.

As at the Record Date, there were a total of 150,815,361 Common Shares issued and outstanding. Each Common Share entitles the Shareholder(s) thereof to one vote for each Common Share shown as registered in the Shareholders’ name on the Record Date. Only Shareholders of record holding Common Shares at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a valid Proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each share registered in that Shareholder’s name on the list of Shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, as at May 6, 2024, no Shareholders of the Company beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, except for the following:

Name	Number of Common Shares Beneficially Owned	Percentage of Issued Common Shares
Richard Warke(1)	58,965,974	39.10%

(1)	Richard Warke indirectly holds (i) 26,335 Common Shares through Augusta Capital Corporation, a company controlled by Mr. Warke; (ii) 58,543,977 Common Shares through Augusta Ozama Investment Limited Partnership, a partnership controlled by Mr. Warke; (iii) 202,037 Common Shares through Ozama River Holdings Corp., a company controlled by Mr. Warke; (iv) 84,500 Common Shares through Augusta Investments Inc., a company controlled by Mr. Warke; and (v) 109,125 Common Shares in his personal name.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set out in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2023, together with the report of the Company’s auditors thereon, which were filed on SEDAR+ at www.sedarplus.ca on March 28, 2024, will be presented to the Company’s Shareholders at the Meeting.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

There are presently six directors of the Company, all of whom will be standing for re-election.

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, the city, province or state and country in which they are ordinarily resident, all offices of the Company now held by them, their principal occupation, business or employments of each proposed director within the preceding five years, the date they were first appointed as a director of the Company and the number of Common Shares beneficially owned by them, directly or indirectly, or over which they exercises control or direction, as at the date Record Date.

Name, Position with Company, Province or State and Country of Residence	Date First Appointed as Director	Present and Principal Occupation During the Past Five Years(2)	Number of Common Shares beneficially owned or over which control or direction is exercised(1)
Richard W. Warke West Vancouver, BC Canada	January 2, 2020	Director and Executive Chairman of Titan Mining Corporation since June 2017 and President and CEO from October 2012 to September 2018; Executive Chairman and Director of Augusta Gold Corp. since January 2021; President & CEO of Armor Minerals Inc. since February 2015; Executive Chairman of Tethyan Resource Corp. from May 2019 to March 2020	58,965,974
Daniel Earle Toronto, ON Canada	November 18, 2019	Vice President and Director of TD Securities from June 2007 to October 2019.	6,241,360
Poonam Puri (3)(4)(5) Toronto, ON Canada	February 23, 2023	Tenured Professor of Law at Osgoode Hall Law School; corporate lawyer and affiliated scholar at Davies, Ward, Phillips & Vineberg LLP.	93,750
Donald R. Taylor (5) Oro Valley, AZ USA	January 2, 2020	President and CEO of Titan Mining Corporation; President and CEO of Augusta Gold Corp.	194,047
Ron Walsh (3)(4)(5) Vancouver, BC Canada	March 20, 2020	Chartered Professional Accountant; Founding partner of Walsh King LLP.	80,000
Kevin Thomson(3)(4) Toronto, ON Canada	March 16, 2021	Senior Executive Vice-President, Strategic Matters of Barrick Gold Corporation since October 2014.	Nil

(1)	Statements as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors named above are, in each instance, based upon information furnished by the individual concerned and is calculated as at the Record Date.

(2)	Details with respect to other directorships for each director can be found under “Statement of Corporate Governance Practices – Directorships”.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating and Corporate Governance Committee.

(5)	Member of the Compensation Committee.

Corporate Cease Trade Orders and Bankruptcies

No proposed director of the Company is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company, is or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

No proposed director of the Company is or has within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

At the Meeting, Shareholders will be asked to re-elect KPMG LLP, Chartered Professional Accountants, as auditors of the Company and to authorize the directors to set their remuneration. KPMG LLP were first appointed auditors of the Company on July 27, 2018.

SUMMARY OF STOCK OPTION PLAN TERMS

The following is a summary of certain material terms of the Option Plan. All outstanding stock options of the Company (“Options”) under the Option Plan will be governed by the terms set forth therein.

The Option Plan is administered by the Board. Pursuant to the Option Plan, the Company may issue a rolling number of Options equal to 10% of the issued and outstanding Common Shares from time to time. The aggregate number of Options outstanding may not exceed 10% of the issued and outstanding common shares of the Company from time to time.

As at the date hereof, there were 11,167,522 Common Shares issuable for Options outstanding, representing approximately 7.40% of the Common Shares outstanding.

The Option Plan will be used to provide Options which are awarded based on the recommendations of the Board, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of Options to be granted to the Company’s eligible participants, the Board takes into account the number of Options, if any, previously granted to each eligible participant and the exercise price of any outstanding Options to ensure that such grants are in accordance with the policies of the Toronto Stock Exchange (“TSX”) and to closely align the interests of the eligible participants with the interests of shareholders. The Board determines the exercise price and vesting provisions of all Option grants at the time the Option is granted.

The following is a summary of key elements of the Option Plan:

●	Eligibility. Officers, directors, consultants, and employees of the Company and its affiliates shall be eligible for grants under the Option Plan, as determined by the Board.

●	Exercise price. The exercise price of each Option granted shall not be less than the closing market price of the Common Shares on the trading day before the Option is granted.

●	Insider participation. If and for so long as the Common Shares are listed on the TSX, (a) the number of shares issuable to insiders, at any time, under the Option Plan, together with the aggregate number of shares issuable to insiders under any other share compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding share capital; and (b) the number of shares issued to insiders under the Option Plan, together with the aggregate number of shares issued to insiders under any other share compensation arrangement, within a one year period shall not exceed 10% of the Company’s total issued and outstanding share capital. Except for these restrictions, there is no maximum number of securities that any one person is permitted to receive under the Option Plan.

●	Term. The Board will set the term of an Option at the time a grant is made under the Option Plan but in no event shall an Option be exercisable more than ten years from the date it is granted. The term may be extended by up to 10 business days if the Option expires during a blackout period imposed by the Company.

●	Assignability. Options granted under the Option Plan cannot be transferred or assigned by an Option holder (“Optionee”) other than by will or the laws of descent and distribution.

●	Vesting. At the time of a grant of an Option under the Option Plan, the Board will set the time in which the Option will vest. No unvested Options may be exercised by an Optionee. An Optionee has no entitlement to compensation in respect of unvested, non-exercise and/or terminated Options, nor any claim for damages in lieu thereof, except as otherwise expressly required by minimum standards legislation, if applicable. A change of control will result in all Options being vested.

●	Exercise of Options. Options under the Option Plan may be exercised by providing written notice to the Company and full payment in Canadian funds of the exercise price and any amounts the Company determines must be withhold for tax purposes from the Optionee.

●	Termination. Options under the Option Plan shall terminate at the earliest of the following dates:

i.	the termination date specified for such Option with certain exceptions;

ii.	where the Optionee’s position as an employee, consultant, director or officer of the Company or any affiliate is terminated for just cause, the date of such termination of just cause;

iii.	where the Optionee’s position as an employee, consultant, officer or director of the Company or any affiliate terminated for a reason other than the Optionee’s disability, death or termination for just cause, 30 days after such date of termination, provided that (i) all unvested Options held by the Optionee shall be terminated immediately on the date of termination and shall no longer be exercisable as of the date of termination and (ii) if an Optionee’s position with the Company changes from one of the said categories (the “Original Category”) to another category, such change shall constitute termination under the Option Plan unless otherwise determined by the Board in its sole discretion. For greater certainty, the date of termination is the last day the Optionee provided actual services to the Company, and in the case where an Optionee’s position with the Company changes from the Original Category to another category, the date of termination is the last day the Optionee provided actual services to the Company in the Original Category and does not include any period of additional notice at contract, common law or otherwise; and

iv.	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of the Option Plan.

●	Amendment. The Board shall have the authority, including but not limited to:

i.	correct any defect, supply any information or reconcile any inconsistency in the Option Plan;

ii.	prescribe, amend and rescind rules and regulations relating to the administration of the Option Plan; and

iii.	make all other determinations necessary or advisable for administration of the Option Plan.

The Board may without shareholder approval, subject to regulatory policies and approval:

i.	make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in the Option Plan;

ii.	change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company, or adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under the Option Plan;

iii.	change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend the term of Options granted to insiders (except as otherwise provided in the Option Plan);

iv.	change the provisions for termination of Options so long as the change does not permit the Company to grant an Option with a term of more than 10 years or extend the term of an outstanding Option granted to an insider (except as otherwise provided in the Option Plan);

v.	change the class of participants eligible to participate under the Option Plan; and

vi.	make any addition to, deletion from or alteration of the provisions of the Option Plan that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Option Plan.

provided that the Board may not do any of the following without obtaining shareholder approval:

i.	reduce the exercise price of Options granted to insiders, if the Optionee is an insider of the Company at the time of such proposed amendment;

ii.	modify the provisions limiting the participation of insiders;

iii.	extend the term of the Options granted to insiders (except as otherwise provided in the Option Plan), if the holder of such Options is an insider of the Company at the time of such proposed amendment;

iv.	increase the maximum number of Common Shares issuable under the Option Plan to exceed 10% of the issued common shares of the Company outstanding at the time of grant, determined in accordance with the Option Plan; and

v.	modify the provisions for amendment of the Option Plan.

●	Effect of Amalgamation, Merger or Arrangement. If the Company amalgamates, merges or enters into a plan of arrangement with or into another Company, any Common Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received if they had exercised their option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board. Notwithstanding the foregoing, in the circumstances described above in this Section, the Board may in its discretion permit the accelerated vesting and early exercise of the then outstanding Options in connection with the completion of the transaction so referred to. Upon the giving of such notice, the Optionees shall be entitled to exercise their Options at any time prior to the completion of such transaction. Unless the Board determines otherwise, at the time of completion of such transaction, any Options that have not been exercised shall immediately expire and cease to have any force or effect.

●	Acceleration on Change of Control. Upon a change of control, all Options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

●	Effect of a Take-Over. If a bona fide offer for Common Shares is made to an Optionee or to shareholders generally, which offer constitutes a take-over bid, subject to board approval, any option held by an Optionee may be exercised in whole or in part so as to permit the Optionee to tender the Common Shares received upon such exercise.

Securities Available for Grant Under the Option Plan

The Option Plan is “rolling” such that the number of securities granted under the Option Plan can be up to a maximum of 10% of the issued capital of the Company at the time of the grant on a non-diluted basis, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes. The Company’s RSU plan has not been submitted for approval by the TSX and no RSUs have been granted thereunder since the Company became listed on the TSX. As of the date hereof, the Company may grant a maximum number of 15,081,536 Options, representing 10% of Common Shares outstanding. The Company is not currently authorized to issue additional RSUs until its RSU plan is made TSX compliant and approved by the Company’s Shareholders as required. As of the date hereof, the Company has awarded 11,167,522 Options representing approximately 7.40% of the Common Shares outstanding. As of the date hereof, the Company has 26,085 Common Shares underlying outstanding RSUs outstanding representing approximately 0.02% of the Common Shares outstanding, all of which were awarded prior to the Company listing on the TSX. The Company currently has a further 3,887,929 remaining Options available for grant representing approximately 2.58% of the Common Shares outstanding.

Annual Burn Rate

The following table sets forth the annual “burn rate” of the Option Plan for each of the three most recently completed fiscal years, calculated using the TSX’s prescribed methodology pursuant to Section 613(d) of the TSX Company Manual:

Annual Burn Rate(1)	2023	2022	2021
Option Plan	2.08%	0.26%	0.79%

(1)	The burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of common shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

No RSUs have been granted by the Company during the last three completed financial years.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following information describes and explains the significant elements of compensation awarded to, earned by, paid to, or payable to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and to the three most highly compensated executive officers, including any of its subsidiaries, other than the CEO and CFO at the end of the most recently completed financial year (the “Named Executive Officer(s)” or “NEO(s)”), excluding any executive officer whose total compensation does not exceed CAD$150,000. During the fiscal year ended December 31, 2023, the Company’s NEOs were: Richard Warke (Executive Chairman), Daniel Earle (President and CEO), Sunny Lowe (CFO), Jorge Fierro (VP, Exploration), and Federico Velásquez (President, Latin America).

The Board has established a Compensation Committee whose mandate is to develop and recommend compensation policies and programs to the Board with the objective of ensuring the Company is able to attract, retain and motivate executives and key personnel to develop and implement the Company’s strategic goals. The Compensation Committee is comprised of Poonam Puri (Chair), Donald R. Taylor, and Ron Walsh. Members of the Compensation Committee have direct experience in executive compensation matters as directors or executives of other companies, which experience assists in evaluating the suitability of the Company’s compensation practices and policies.

In consultation with the Executive Chairman and the CEO, the Compensation Committee reviews and recommends, as required on an annual basis, the process, evaluation and determination of the various elements of compensation for the Company’s executive officers. The Company is dependent on individuals with specialized skills and knowledge related to mining exploration and development of mineral prospects, corporate finance and management. The objective of the Compensation Committee is to assist in attracting, retaining and motivating executives and key personnel with these skills and in view of the Company’s goals. In reviewing the compensation arrangements of the Company’s executive officers, the Compensation Committee will consider the fairness to Shareholders, the Company’s requirements and market competitiveness in order to attract and retain capable and experienced personnel, reward performance and such other objectives as the Compensation Committee considers advisable.

Compensation Consultants and Advisors

The Compensation Committee has the authority to engage independent consultants as necessary to assist it in performing its mandate including assessing the competitiveness of the Company’s compensation program.

No compensation consultants or advisors were retained by the Company during the most recently completed financial year.

Elements of Compensation

Compensation for the Company’s executive officers is comprised of three elements: base salary, discretionary bonus (“STIP”) and a long-term incentive program (“LTIP”) comprised of incentive stock options (“Options”) granted pursuant to the Company’s Option Plan dated June 20, 2018, as amended. This compensation structure is intended to reward performance and be competitive with the compensation arrangements of other companies of similar size and scope in the industry.

Base Salary

Base salary for the Company’s executive officers is established taking into account each executive’s responsibilities, performance assessment and career experience. To ensure that the Company will continue to attract and retain qualified and experienced executives, base salaries may be reviewed annually by the Compensation Committee and adjusted to ensure that they remain competitive.

Bonus (STIP)

The STIP is intended to motivate and reward executives for the achievement of short-term goals and their contribution to the business objectives during the relevant year. Bonus payments under the STIP are paid at the discretion of the Board on the recommendations of the Compensation Committee (in consultation with management where appropriate) and may be based on a combination of individual and corporate performance against a target percentage of the executive’s salary as approved by the Board. Compared to other executives, the compensation of the CEO is weighted more against the Company’s performance. Details regarding the target bonus for each NEO is set out below in the summaries of each NEO’s employment agreement under “NEO Employment Agreements”.

Long Term Incentive Compensation (LTIP) – Stock Options

The Option Plan is “rolling” such that the number of securities granted under the Option Plan can be up to a maximum of 10% of the issued capital of the Company at the time of the grant on a non-diluted basis, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes.

The purpose of the Option Plan is to ensure that an incentive exists to maximize Shareholder value by aligning executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company.

The Option Plan will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of Options to be granted to the executive officers, the Board will take into account the number of Options, if any, previously granted to each executive officer, and the exercise price of any outstanding Options (ensuring that such grants are in accordance with the policies of the Toronto Stock Exchange), and closely align the interests of the executive officer with the interests of Shareholders.

Compensation Governance

Compensation for the Company’s directors and officers is determined based on the recommendations of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Company’s directors. The Compensation Committee is comprised of Poonam Puri (Chair), Donald R. Taylor, and Ron Walsh, all of whom are independent directors in accordance with corporate governance rules of NI 58-101 and the policies of the TSX. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Company’s goals and setting director and executive officer compensation and to develop and submit to the Board recommendations with respect to such other employee benefits as considered advisable, pursuant to the following principles: (a) to offer competitive compensation to attract, retain and motivate qualified executives in order for the Company to achieve the strategic plan and in accordance with the budget approved by the Board from time to time; and (b) to act in the best interests of the Company by being financially responsible. During the most recently completed fiscal year, the Board did not retain a professional executive compensation consultant.

Risk Considerations

During the most recently completed fiscal year, the Compensation Committee of the Board generally considered the implications of the risks associated with the Company’s compensation policies and practices. The Compensation Committee believes the Company’s compensation policies alleviate risk by having a balance of short-term and long-term compensation. The Compensation Committee will also evaluate the risks and make adjustments to the Company’s compensation policies as necessary.

Executive compensation is comprised of both short-term compensation in the form of a base salary and an incentive cash bonus plan, and long-term ownership through the grant of Options. This structure ensures that a significant portion of executive compensation is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term Shareholder value.

The Board also has the ability to set out vesting periods in respect of Options granted. As the benefits of such compensation, if any, are not realized by officers and directors until a period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the Shareholders is thereby limited. Furthermore, all elements of executive compensation are discretionary. As a result, it is unlikely an officer would take inappropriate or excessive risks at the expense of the Company or the Shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions.

Due to the relatively small size of the Company’s current management group, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging

Pursuant to the Company’s Disclosure Policy, NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph compares the annual percentage change in the Company’s cumulative total Shareholder return based on the assumption that Cdn$100 was invested in the Company’s common shares on July 13, 2020, against the cumulative total Shareholder return of the S&P/TSX Composite Index and the TSX Global Mining Index for the four most recently completed financial years of the Company ended December 31, 2023. The Common Shares of the Company were previously listed for trading on the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange on February 9, 2021.

S&P/TSX Composite Index
S&P/TSX Global Mining Index
Solaris Resources Inc.
$1,200.00
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$-
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As discussed in the Compensation Discussion and Analysis, compensation for the Company’s NEOs is comprised of various elements including a base salary and bonus that may not necessarily correlate directly to the market price of the Company’s shares. In addition, the market price of a publicly traded stock, especially a junior resource issuer as is the case for the Company, may be affected by many variables that may not be directly related to NEO performance including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.

The trend in overall compensation paid to the Company’s executives over the period has not specifically tracked the performance of the market price of the Company’s common shares, or the S&P/TSX Composite Index.

Summary Compensation Table

The following table sets forth compensation awarded to, earned by, paid to, or payable to the NEOs of the Company’s for the three most recently completed fiscal years.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary(2) ($)	Share-based awards ($)	Option-based awards(3) ($)	Annual incentive plans(4)	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Richard Warke(1)	2023	370,447	N/A	1,123,596	211,704	N/A	N/A	Nil	1,705,747
Executive Chairman	2022	335,227	N/A	Nil	232,575	N/A	N/A	Nil	567,802
& Director	2021	279,230	N/A	Nil	193,248	N/A	N/A	Nil	472,478
Daniel Earle(5)	2023	370,447	N/A	1,123,596	211,704	N/A	N/A	Nil	1,705,747
President & CEO	2022	335,227	N/A	Nil	232,575	N/A	N/A	Nil	567,802
	2021	279,230	N/A	Nil	193,248	N/A	N/A	Nil	472,478
Sunny Lowe(6)	2023	231,159	N/A	898,877	122,864	N/A	N/A	Nil	1,252,900
CFO	2022	239,880	N/A	631,114	119,979	N/A	N/A	Nil	990,973
	2021	74,489	N/A	2,220,821	37,384	N/A	N/A	Nil	2,332,694
Federico Velásquez	2023	203,746	N/A	449,438	83,170	N/A	N/A	Nil	736,354
President Latin	2022	195,178	N/A	Nil	67,553	N/A	N/A	Nil	262,731
America	2021	191,472	N/A	Nil	56,791	N/A	N/A	Nil	248,263
Jorge Fierro	2023	216,300	N/A	280,899	58,401	N/A	N/A	Nil	555,600
VP, Exploration	2022	216,300	N/A	Nil	58,401	N/A	N/A	Nil	274,701
	2021	210,000	N/A	Nil	63,000	N/A	N/A	Nil	273,000

(1)	Effective January 2, 2020, Mr. Warke was appointed Executive Chairman. Mr. Warke does not receive additional compensation for his role as a director. On January 1, 2021, the Company entered an agreement with Augusta Capital Corporation, a company controlled by Mr. Warke for consulting services. Accordingly, Augusta Capital Corporation is paid consulting fees.

(2)	All NEOs except Messrs. Warke (refer to Note 1) and Fierro (paid in US dollars) are paid in Canadian dollars through a management services company equally owned by the Company and other companies related by virtue of certain directors and management in common. For the purposes of this table, salaries paid in Canadian dollars were converted into US dollars using the average daily exchange rate reported by the Bank of Canada for the period over which they were earned (2023 – $1.3497, 2022 – $1.3036, 2021 – $1.2539).

(3)	For the year ended December 31, 2023, the fair value of the option-based awards was calculated using the industry standard Black-Scholes options pricing model using the following weighted average assumptions: expected life of five years (2022 – five years, 2021 – five years); annualized volatility of 61% (2022 – 63%, 2021 – 65%); a risk-free interest rate of 3.59% (2022 – 2.91%, 2021 – 0.83%); no dividend payments (2022 – nil, 2021 – nil). For the purposes of this table the Canadian dollar value of the option award is converted into US dollars at the daily exchange rate reported by the Bank of Canada on the date of the grant (2023 – $1.3622, 2022 – $1.2880, 2021 weighted average – $1.2651). These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of stock options using this methodology is not the same as the simple “in-the-money” value of the options. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation.

(4)	Annual incentive plans refer to bonus payments made under our STIP and include awards accrued for the year stated but paid the following year. Annual incentive plans for Mr. Warke relate to a success fee in Canadian dollars paid to Augusta Capital Corporation. For the purposes of this table, annual incentive plans were converted into US dollars using the daily exchange rate reported by the Bank of Canada on December 31, 2023 of $1.3226 (2022 – $1.3544, 2021 – $1.2678).

(5)	Mr. Earle does not receive additional compensation for his role as a director.

(6)	Effective October 1, 2021, Ms. Lowe was appointed CFO. Ms. Lowe’s salary was allocated by the management services company described in note (2), based on estimated time incurred on the Company’s affairs.

Termination and Change of Control Benefits

Other than as described below, there are no agreements, compensation plans, contracts or arrangements whereby a NEO is entitled to receive payments in the event of resignation, retirement or other termination of the NEO’s employment with Solaris, a Change of Control or a change in the NEO’s responsibilities following a Change of Control.

NEO Employment Agreements

The Company has entered into an employment agreement, letter agreement or consulting agreement with each NEO for an indefinite term. Except in the case of Richard Warke (details of which are provided below), such agreements provide for a base salary (as may be adjusted annually), a bonus, grant of Options, vacation time and various standard benefits including life, disability, medical, dental and reimbursement of reasonable expenses. Where applicable, the payment of a bonus is to be tied to corporate, operational and individual performance. The grant of Options is at the discretion of the Board. Bonus is also at the discretion of the Board. Refer to the Summary Compensation Table above for compensation paid to, earned by or accrued for each NEO for the most recently completed fiscal year.

The following are principal terms of employment for each NEO as of the date of this Circular:

Richard Warke, Executive Chairman

The Company has entered into a consulting agreement with Augusta Capital Corporation, a private company 100% beneficially held by Mr. Warke, Executive Chairman of the Company. Under the terms of the agreement, Augusta Capital Corporation is paid a monthly rate of C$41,667 and is eligible for a maximum annual success fee of C$350,000 at the discretion of the Board. In the event of a change of control, Augusta Capital Corporation shall be paid a success fee of C$2,550,000. The agreement went into effect January 1, 2021, was amended on May 31, 2022, and remains in effect until terminated.

Daniel Earle, President and CEO

Mr. Earle is entitled to an annual base salary of C$500,000 and is eligible for a target bonus of up to 70% of his base salary. If Mr. Earle is terminated without cause or as a result of constructive dismissal at common law, Solaris will pay an amount in cash equal to one and one-half (1.5) times his then base annual salary. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses. In the event that Mr. Earle voluntarily resigns within six months following a Change of Control, he will be entitled to an amount in cash equal to three (3) times the aggregate of his then base annual salary and target bonus. In addition, all unvested securities granted under the Company’s securities compensation plan held by Mr. Earle at the time of a Change of Control will vest.

Sunny Lowe, CFO

Ms. Lowe is entitled to an annual base salary of C$325,000 and is eligible for a target bonus of up to 50% of her base salary. If Ms. Lowe is terminated without cause or as a result of constructive dismissal at common law, Solaris will pay an amount equal to six months of her then base annual salary plus one month for every year of service to a combined maximum of 12 months of her base salary. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses. In the event that Ms. Lowe voluntarily resigns within six months following a Change of Control, she will be entitled to an amount in cash equal to two (2) times the aggregate of her then base annual salary and target bonus and, in addition, all unvested securities granted under the Company’s securities compensation plan held by Ms. Lowe at the time of a Change of Control will vest.

Jorge Fierro, VP, Exploration

Mr. Fierro is entitled to an annual base salary of $216,300 and is eligible for a target bonus of up to 30% of his base salary. If Mr. Fierro is terminated without cause or as a result of constructive dismissal, Solaris will pay an amount in accordance with the then prevailing employment law. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses. In the event that Mr. Fierro is terminated or resigns for any reason within six months following a Change of Control, he will be entitled to an amount equal to one and one-half (1.5) times the aggregate of his then base annual salary and target bonus. In addition, all unvested securities granted under the Company’s securities compensation plan held by Mr. Fierro at the time of a Change of Control will vest.

Federico Velásquez, President, Latin America

Mr. Velásquez is entitled to an annual base salary of C$275,000 and is eligible for a target bonus of up to 40% of his base salary. If Mr. Velásquez is terminated without cause or as a result of constructive dismissal at common law, Solaris will pay an amount equal to six months of his then base annual salary. The termination payment is in addition to basic entitlements for unpaid base salary to the date of termination, accrued and outstanding vacation pay and reimbursement for properly incurred business expenses. In the event that Mr. Velásquez voluntarily resigns within six months following a Change of Control, he will be entitled to an amount in cash equal to one and one-half times the aggregate of his then base annual salary and target bonus and all unvested securities granted under the Company’s securities compensation plan held by Mr. Velásquez at the time of a Change of Control will vest.

Estimated Payment on Termination without Cause or as a Result of Constructive Dismissal

The following table provides details regarding the estimated incremental payments and benefits to each NEO on termination without cause or as a result of constructive dismissal, assuming a triggering event occurred on December 31, 2023.

	Multiple	Base Salary(1) ($)	Bonus ($)	Equity ($)	Total ($)
Richard Warke Executive Chairman	Nil	Nil	Nil	Nil	Nil
Daniel Earle President & CEO	1.5	567,065	N/A	Nil	567,065
Sunny Lowe CFO	0.7	168,938	N/A	Nil	168,938
Federico Velásquez President Latin America	0.5	103,962	N/A	Nil	103,962
Jorge Fierro VP, Exploration	1.1	243,338	N/A	Nil	243,338

(1)	Converted from Canadian dollars to US dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2023 of $1.3226 for all NEOs except Mr. Fierro who was paid in US dollars.

Estimated Payment on a Change of Control

The following table provides details regarding the estimated incremental payments and benefits to each NEO on termination on a change of control, assuming a triggering event occurred on December 31, 2023.

	Multiple	Base Salary(1) ($)	Bonus(1) ($)	Equity(1)(3) ($)	Total ($)
Richard Warke(2) Executive Chairman & Director	N/A	Nil	1,928,021	Nil	1,928,021
Daniel Earle President & CEO	3	1,134,130	793,891	Nil	1,928,021
Sunny Lowe CFO	2	491,456	245,728	Nil	737,184
Federico Velásquez President Latin America	1.5	311,886	124,754	Nil	436,640
Jorge Fierro VP, Exploration	1.5	324,450	97,335	Nil	421,785

(1)	Converted from Canadian dollars to US dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2023 of $1.3226 for all NEOs except Mr. Fierro who is paid in US dollars.

(2)	Pursuant to the terms of a consulting agreement with Augusta Capital Corp., a company controlled by Mr. Warke, a success fee would be paid to Augusta Capital Corp. in the event of a change of control. For the purposes of this table, the success fee has been classified as a bonus.

(3)	Equity value represents the calculated value of the unvested stock options that would vest at December 31, 2023 as a result of termination and is not impacted by the applicable multiple. At December 31, 2023, the closing price of the Company’s shares on the Toronto Stock Exchange was C$4.13.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all awards outstanding at the end of the most recently completed financial year held by each NEO including awards granted before the most recently completed financial year.

	Option-based Awards(1)				Share-based Awards(1)
Name	Number of securities underlying unexercised options	Option exercise price (C$)	Option expiration Date	Value of unexercised in-the-money options (C$) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(2)	Market or payout value of vested share-based awards not paid out or distributed (C$)(2)
Richard Warke	6,548	1.20	15-Jun-24	19,185	N/A	N/A	N/A
Executive Chairman	250,000	0.80	2-Jan-25	832,500
	1,000,000	0.80	27-May-25	3,330,000
	950,000	4.90	02-Nov-25	Nil
	500,000	5.94	24-Feb-28	Nil
Daniel Earle	500,000	0.80	18-Nov-24	1,665,000	N/A	N/A	N/A
President & CEO	500,000	0.80	27-May-25	1,665,000
	925,000	4.90	02-Nov-25	Nil
	500,000	5.94	24-Feb-28	Nil
Sunny Lowe	400,000	13.11	15-Sep-26	Nil	N/A	N/A	N/A
CFO	200,000	7.36	09-Aug-27	Nil
	400,000	5.94	24-Feb-28	Nil
Federico Velásquez	250,000	0.50	9-Aug-24	907,500	N/A	N/A	N/A
President Latin America	250,000	0.80	27-May-25	832,500
	200,000	5.94	24-Feb-28	Nil
Jorge Fierro	150,000	0.50	09-Aug-24	544,500	N/A	N/A	N/A
VP, Exploration	95,000	0.80	27-May-25	316,350
	125,000	5.94	24-Feb-28	Nil

(1)	The Company undertook a 2 for 1 share consolidation on May 1, 2020, the number of securities and related exercise price (if applicable) is stated on a post consolidated basis.

(2)	On December 31, 2023, the closing price of the Company’s shares on the Toronto Stock Exchange was C$4.13. Value is calculated for vested plus unvested options on December 31, 2023.

Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the awards had been exercised on the vesting date for each NEO:

Name	Option-based awards – Value vested during the year(1) (C$)	Share-based awards – Value vested during the year(1) (C$)	Non-equity incentive plan compensation – Value earned during the year (C$)
Richard Warke Executive Chairman	1,728,170	N/A	N/A
Daniel Earle President & CEO	910,580	N/A	N/A
Sunny Lowe CFO	Nil	N/A	N/A
Federico Velásquez President Latin America	407,503	N/A	N/A
Jorge Fierro VP, Exploration	154,847	N/A	N/A

(1)	Represents the value of stock options vested during the year ended December 31, 2023 calculated as if stock options had been exercised on their vesting date based on the market price on the vesting date of the stock options less the exercise price. When a quoted market price was not available on the vesting date, the value of stock options vested was calculated using the previous days’ closing market price.

Pension Plan Benefits

The Company does not provide pension or retirement benefits for its directors or executive officers.

Director Compensation

For the most recently completed fiscal year ended December 31, 2023, there was no arrangement, standard or otherwise, pursuant to which directors, except management directors, received cash or non-cash compensation from the Company in their capacity as directors, consultants and/or experts. Incentive stock options may be granted, from time to time, to the Company’s directors.

All reasonable expenses incurred by a director in attending Board meetings, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Company’s business or in the discharge of his duties as a director are paid by the Company.

The following table sets forth all amounts of compensation provided to a director of the Company that is not a NEO for the year ended December 31, 2023.

Name	Fees earned	Share-based awards	Option-based awards ($)(1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Donald R. Taylor	N/A	N/A	224,719	N/A	N/A	N/A	224,719
Ron Walsh	N/A	N/A	224,719	N/A	N/A	N/A	224,719
Kevin Thomson	N/A	N/A	224,719	N/A	N/A	N/A	224,719
Poonam Puri	N/A	N/A	674,157	N/A	N/A	N/A	674,157

(1)	For the year ended December 31, 2023, the fair value of the option-based awards was calculated using the industry standard Black-Scholes options pricing model using the following weighted average assumptions: expected life of five years; annualized volatility of 61%; a risk-free interest rate of 3.59%; no dividend payments. For the purposes of this table the Canadian dollar value of the option award is converted into US dollars at the daily exchange rate reported by the Bank of Canada on the date of the grant (2023 – $1.3622). These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of stock options using this methodology is not the same as the simple “in-the-money” value of the options. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation.

Directors’ outstanding share based and option-based awards

The following table sets forth, for each director of the Company that is not a NEO, all awards outstanding at the end of the most recently completed fiscal year including awards granted before this period. During the most recently completed fiscal year and prior years, the only type of award granted to the Company’s directors has been incentive stock options.

	Option-based Awards(1)				Share-based Awards(1)
Name	Number of securities underlying unexercised options	Option exercise price (C$)	Option expiration Date	Value of unexercised in-the-money options(2) (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) (C$)	Market or payout value of vested share-based awards not paid out or distributed (C$)(2)
Donald R. Taylor	100,000	0.80	02-Jan-25	333,000	N/A	N/A	N/A
	150,000	0.80	27-May-25	499,500
	100,000	5.94	24-Feb-28	Nil
Ron Walsh	100,000	0.80	20-Mar-25	333,000	N/A	N/A	N/A
	150,000	0.80	27-May-25	499,500
	100,000	5.94	24-Feb-28	Nil
Kevin Thomson	300,000	7.24	16-Mar-26	Nil	N/A	N/A	N/A
	100,000	5.94	24-Feb-28	Nil
Poonam Puri	300,000	5.94	24-Feb-28	Nil	N/A	N/A	N/A

(1)	The Company undertook a 2 for 1 share consolidation on May 1, 2020, the number of securities and related exercise price (if applicable) is stated on a post consolidated basis.

(2)	On December 31, 2023, the closing price of the Company’s shares on the Toronto Stock Exchange was C$4.13. Value is calculated for vested plus unvested options on December 31, 2023.

Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the stock options under the option-based award had been exercised on the vesting date in 2023 for each listed director:

Name	Option-based awards – Value vested during the year(1) (C$)	Share-based awards – Value vested during the year (C$)	Non-equity incentive plan compensation – Value earned during the year (C$)
Donald R. Taylor	244,500	N/A	N/A
Ron Walsh	244,500	N/A	N/A
Kevin Thomson	Nil	N/A	N/A
Poonam Puri	Nil	N/A	N/A

(1)	Represents the value of stock options vested during the year ended December 31, 2023 calculated as if stock options had been exercised on their vesting date based on the market price on the vesting date of the stock options less the exercise price. When a quoted market price was not available on the vesting date, the value of stock options vested was calculated using the previous days’ closing market price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity compensation plans approved by securityholders	Number of Common Shares to be issued upon exercise of outstanding options or redemption of RSUs(1)	Weighted-average exercise price of outstanding options or redemption of RSUs (C$)	Number of securities remaining available for future issuance under equity compensation plans(3)
Option Plan	10,556,688	4.05	4,498,347
RSU Plan	26,085	N/A	Nil

(1)	The Company undertook a 2 for 1 share consolidation on May 1, 2020. The number of securities is stated on a post consolidated basis.

(2)	Based on 10% of the Company’s issued and outstanding Common Shares at December 31, 2023 less stock options and RSUs outstanding respectively at December 31, 2023. This aggregate number of securities will be available for issue under these security-based compensation plans of the Company and represents 2.98% of the Company’s issued and outstanding shares as at December 31, 2023.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). These Guidelines are not prescriptive but have been used by the Company to the extent possible in adopting its corporate governance practices.

About the Board

The Board has overall responsibility for corporate governance matters through:

●	developing and approving corporate policies and guidelines;

●	assisting in the definition of corporate objectives and assessing key plans; and

●	evaluating performance on a regular basis.

Among other things, the Board is guided by legislative and other governance standards, as well as industry best practices. The Board, as a whole or through its audit committee, periodically reviews and assesses the Company’s policies and guidelines, as well as its governance practices, to ensure they are appropriate and current.

The Board is composed of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of the Company.

Considering that the directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of directors, the Board has determined that additional standing committees are not necessary at this time.

In addition, the Board relies on management to ensure the Company is conducting its everyday business to the appropriate standards and also to provide regular, forthright reports to the Board and its committees. The Company is not indebted to any of its directors.

Composition of the Board and Independence

The Board currently consists of six directors, four of whom, Mr. Taylor, Mr. Walsh, Mr. Thomson and Ms. Puri, the Board considers to be independent directors under National Instrument 58-101 – Disclosure of Corporate Governance Practices. They are independent of management and have no direct or indirect relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such board member’s independent judgment. Daniel Earle is “Non-Independent” because he is President and Chief Executive Officer of the Company. Richard Warke is “Non-Independent” because he is the Executive Chairman of the Company. It is the intention of the Board to maintain a level of independence as set forth in NI 52-110 and take guidance provided under the Guidelines of NP 58-201 in an effort to maintain good governance. To ensure the Board functions independently of management a Lead Director (Mr. Ron Walsh) was appointed during fiscal 2022. Mr. Walsh is responsible for providing leadership for the independent directors and facilitating open and candid discussion among the independent directors.

Directorships

The Board nominees are directors of other reporting issuers as follows:

●	Richard W. Warke is a director of Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Inc.

●	Donald R. Taylor is a director of Titan Mining Corporation and Augusta Gold Corp.

•	Poonam Puri is a director of Colliers International Group Inc., Augusta Gold Corp., DRI Healthcare Trust, and Propel Holdings Inc.

●	Daniel Earle is a director of Augusta Gold Corp.

The independent directors of the Company may hold scheduled meetings at which non-independent directors and members of management are not in attendance. During the most recently completed year, the Audit Committee held four meetings, the Compensation Committee held two meetings and the Nominating and Corporate Governance Committee held two meetings.

During fiscal 2023, the Board held two formal meetings at which all were in attendance except for one which was unattended by Daniel Earle.

Term Limits

The directors of the Company are elected annually and hold office until the next annual meeting of Shareholders or until their successors are elected or appointed. No term limits have been adopted for directors so far. However, the Company may consider adopting term limits for directors in the future.

Board Mandate

The Board does not have a formal written mandate.

Position Descriptions

The Board has not developed formal written position descriptions for the Chair of the Board, or for the Chairs of the Audit, Compensation, or Nominating and Corporate Governance Committees. However, each committee has a charter governing its function. The majority of the Board members are also directors of other reporting issuers and are therefore knowledgeable and experienced in their capacity as such and the role designated for them. Informal discussions occur at the Board level with respect to their responsibilities. The Board has also not developed a formal position description for the CEO. However, employment duties for the CEO are identified in the CEO’s employment agreement. In addition, the CEO has considerable prior industry experience and is therefore knowledgeable and experienced in his capacity as such and the role designated for him.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for ensuring that new directors are provided with an orientation including written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings as applicable, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings as applicable either by telephone conference or in person when possible.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for the process. To facilitate ongoing education of the Company’s directors, the Company supports training or education in areas relating to their role as a director of the Company; and encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and as a requirement to meet its responsibilities to the Company’s Shareholders. The Board has adopted a Code of Conduct and Business Ethics (the “Code”) to which all employees, officers, and directors are expected to adhere. A copy of the Code is available on the Company’s website at www.solarisresources.com. The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will promptly disclose any material waivers from the requirements of the Code granted to our directors or executive officers following the waiver. There have been no waivers to the Code since it was adopted.

The Board, through its meetings and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations.

Management is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

Nomination of Directors

The process by which the Board identifies new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Nominating and Corporate Governance Committee must formally review and consider the background, expertise, qualifications and skill sets, to the needs of the Company and recommend the appointment of the potential candidate to the Board as a whole.

During the most recently completed fiscal year, all members of the Nominating and Corporate Governance Committee were independent directors in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices. The Nominating and Corporate Governance Committee has been established by the Board to (a) identify individuals qualified to become Board members; (b) to assess and report on the effectiveness of the Board and any committees thereof; and (c) develop and recommend to the Board a set of corporate governance policies and principles applicable to the Company in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

Compensation

Compensation for the Company’s directors and officers is determined based on the recommendations of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Company’s directors. During the most recently completed fiscal year, the Compensation Committee was comprised of independent directors in accordance with corporate governance rules of NI 58-101 and the policies of the TSX. Each of the committee members’ significant board and management experience give the committee members direct experience that is relevant to their roles in executive compensation and enable the committee to make decisions on the suitability of the Company’s compensation policies and practice. The Compensation Committee has been established by the Board to review and recommend compensation policies and programs to the Company as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Company’s goals.

Other Board Committees

During the most recently completed fiscal year, the Board had the following standing committees comprised of independent directors: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. All of the committees are independent of management and report directly to the Board. The purpose of the Audit Committee is to assist the Board’s oversight of the integrity of the Company’s financial statements; the Company’s compliance with legal and regulatory requirements; the qualifications and independence of the Company’s independent auditors; and the performance of the independent auditors. Further information regarding the Audit Committee is contained in the Company’s most recent Annual Information Form (the “AIF”) under the heading “Audit Committee Information” and a copy of the Audit Committee charter is attached to the AIF as Schedule A. The AIF is available under the Company’s profile at www.sedarplus.ca. The purpose of the Nominating and Corporate Governance Committee and the Compensation Committee has been described above under “Nominating Directors” and “Compensation” respectively.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.

MANAGEMENT CONTRACTS

The Company has entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed fiscal year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the most recently completed fiscal year, other than information disclosed in this Circular, no directors or executive officers of the Company or a subsidiary of the Company nor a proposed nominee for election to the Board, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, had or has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Shareholders’ Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca under the profile ‘Solaris Resources Inc.’ and the Company’s website www.solarisresources.com.

Financial information is provided in the Company’s consolidated audited financial statements and in the management’s discussion and analysis (“MD&A”) for its most recently completed fiscal year. Shareholders may request copies of the Company’s audited consolidated financial statements and MD&A by contacting the Company at (604) 687-1717.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, this 9th day of May, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Daniel Earle
Daniel Earle
President & CEO